March 6, 2006

Filed pursuant to Rule 433 Registration No. 333-125271

Wachovia Corporation

$750,000,000 5.35% Notes due March 15, 2011

Issuer:	Wachovia Corporation
Principal Amount:	$750,000,000
Settlement Date:	March 9, 2006
Maturity Date:	March 15, 2011
Coupon:	5.350%
Price to Public:	99.994%
Gross Spread:	0.3500%
Gross Spread ($):	$2,625,000
Net Proceeds to Company:	$747,330,000
1st Coupon Payment Date	September 15, 2006
Coupon Payment Dates:	March 15 / September 15
CUSIP:	929903BJ0
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$646,875,000
Co-Managers:	ABN AMRO Incorporated	$9,375,000
	Barclays Capital Inc.	$9,375,000
	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	$9,375,000
	Bear, Stearns & Co. Inc.	$9,375,000
	Goldman, Sachs & Co.	$9,375,000
	Greenwich Capital Markets, Inc.	$9,375,000
	Guzman & Company	$9,375,000
	Sandler O’Neill & Partners, L.P.	$9,375,000
	UBS Securities LLC	$9,375,000
	Utendahl Capital Partners, L.P.	$9,375,000
	The Williams Capital Group, L.P.	$9,375,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.